BEER DISTRICT BREWING, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017

January 26, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Beer District Brewing, LLC
Las Vegas, NV

We have reviewed the accompanying balance sheet of Beer District Brewing, LLC. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 26, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BEER DISTRICT BREWING, LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	14,492
TOTAL CURRENT ASSETS		14,492

NON-CURRENT ASSETS

Fixed Assets, Net	34,422
Deposits	9,039
Trademark	300
TOTAL NON-CURRENT ASSETS	43,761
TOTAL ASSETS	58,252

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY

Contributed Capital		84,138
Retained Earnings (Deficit)		(25,886)
TOTAL MEMBERS' EQUITY		58,252
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	58,252

BEER DISTRICT BREWING, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

Operating Expense

Rent	18,000
General & Adminstrative	7,071
Advertising	815
	25,886
Net Income from Operations	(25,886)
Net Income	$ (25,886)

BEER DISTRICT BREWING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(25,886)
Change in Deposits		(9,039)
Net Cash Flows From Operating Activities		(34,925)
Cash Flows From Investing Activities		
Change in Fixed Assets		(34,422)
Change in Trademark		(300)
Net Cash Flows From Investing Activities		(34,722)
Cash Flows From Financing Activities		
Change in Contributed Capital		84,138
Net Cash Flows From Investing Activities		84,138
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		14,492
Cash at End of Period	$	14,492

Unaudited- See accompanying notes.

BEER DISTRICT BREWING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

	Capital Contributions	Retained Earnings	Total
Balance at Inception	$ -	$ -	$ -
Capital Contributions	84,138	-	84,138
Net Income	-	(25,886)	(25,886)
Balance at December 31, 2017	$ 84,138	$ (25,886)	$ 58,252

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES-test

Beer District Brewing is a limited liability company organized under the laws of the State of Nevada. The Company intends to manufacture beer for sale and consumption onsite and sells to retailers through a distributor. As of December 31, 2017, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company had no revenues in the year 2017. The company has not commenced with operations.

Fixed Assets

The Company's fixed assets consist of brewing equipment, forklift and teleprompter. Long lived assets with an original purchase price of $1,000 or more are capitalized and depreciated on a straight-line basis over management's estimate of each asset's useful life. The Company had not commenced principal operations as of December 31, 2017, thus no amount has been recognized for depreciation in 2017.

In 2017, the Company developed and registered a trademark for business use. Trademarks have an initial legal life of ten years but may be renewed for additional ten-year terms without limit.

Advertising

The Company records advertising expenses in the year incurred.

Rent

In April of 2017, the company entered into a five year, noncancelable operating lease for a production and taproom facility. The lease required the Company to provide a security deposit of $9,039, and also requires a monthly operating expense payment of $360 per month. Future minimum payments due under the lease are as follows:

Period	Base Yearly
FY 2017	$18,000
FY 2018	$49,440
FY 2019	$51,414
FY 2020	$53,469
FY 2021	$55,608
FY2022	$18,716

Beer District Brewing LLC has the option to extend the Lease Term for additional two terms of five years each.

NOTE C- LLC MEMBER LIABILITY

Beer District Brewing, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 26, 2018, the date that the financial statements were available to be issued.